March 14, 2011

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D.C.   20549

RE:

File No. 1-7233

Standex International Corporation

Form 10-K for fiscal year ended June 30, 2010

Forms 10Q for periods ended September 30, 2010 and December 31, 2010

Dear Mr. Decker:

We have received your communication dated February 16, 2011, relating to the Staff’s review of Standex International Corporation’s (the “Company”) Form 10-K for the year ended June 30, 2010, and Forms 10-Q for the periods ended September 30, 2010 and December 31, 2010.  For your ease of review, questions raised have been repeated below immediately followed by the Company’s responses.

Form 10-K -- June 30, 2010

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.   These revisions should be included in your future filings, including your interim filings.

Response

We will provide our detailed revisions and additional disclosures in the responses below.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Consolidated Results from Continuing Operations

2.

In several places throughout your MD&A, you isolate the effect of the exchange rate differences and present financial information in a constant currency.  Such a presentation is considered a non-GAAP measure.  Please review your MD&A to present both the historical amounts and the amounts in constant currency.  Please also describe the process for calculating the constant currency amounts and the basis of presentation.  Please refer Item 10(e) of Regulation S-K and Question 104.06 from our C&DI on Non-GAAP Measures which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response

We calculate constant currency amounts by multiplying current period income statement amounts by the change in the average exchange rates used in preparing both the current and prior period income statements.  We will disclose this calculation in the introduction to the MD&A, however, we will also remove disclosures that expressly state non-GAAP amounts in constant currency.  Please see the response to Question 3 below for our combined proposed disclosure.

3.

In several places throughout your filing, you present non-GAAP measures without also providing the disclosures required by Item 10(e) of Regulation S-K.  For example, your discussion of changes in income from operations indicates that income from operations increased $14.9 million during 2010, excluding $21.3 million of impairment charges taken during 2009.  Additionally, your segment analysis also makes several references to income from operations excluding impairment charges.  Similarly, in your Form 10-Q for the period ended December 31, 2010, you disclose, in the income from operations section of MD&A, a $5.4 million increase to income from operations during the first half of 2010, excluding both the impact of $3.4 million gain on the sale of property and the impact of a real estate gain in the prior year.  Your December 31, 2010 Form 10-Q also has an income tax financial statement footnote which includes a reference to an effective tax rate of 29.5% and 31.0% for the three and six months ended December 31, 2010, excluding the impact of a retroactive extension of the R&D credit.  Please revise to either remove these non-GAAP measures from your discussion or revise to provide the disclosures required by Item 10(e) of Regulation S-K.

Response

We will remove any references to key performance indicators that are presented with non-GAAP adjustments.  For example our June 30, 2010 disclosure of:

“Net sales in the Engraving Group were flat from fiscal 2009 levels at $77.4 million compared to $77.3 million in the prior year.  Foreign exchange had a favorable impact on sales of $1.4 million in fiscal year 2010.  Without the favorable foreign exchange, sales declined 1.8% year over year.”

Would instead be presented as:

“Net sales in the Engraving Group increased $0.1 million or 0.1% from fiscal 2009 levels at $77.4 million compared to $77.3 million in the prior year.  Foreign exchange rate increases had a favorable impact on sales of $1.4 million in fiscal year 2010.”

And our disclosure of:

“Income from operations during 2010 increased $36.2 million from 2009.  Excluding $21.3 million of impairment charges taken during 2009, income from operations increased $14.9 million.”

Would instead be presented as:

“Income from operations during 2010 increased $36.2 million from 2009.  This increase includes the impact of $21.3 million of impairment charges taken during 2009.”

And our December 31, 2010 10-Q disclosure of:

“The Company's effective tax rate for the three months ended December 31, 2010 was 27.9% compared with 32.1% for the same period last year.  The lower effective tax rate is primarily due to the benefit of the retroactive extension of the R&D credit recorded during the second quarter of 2011.  The Company's effective tax rate for the six months ended December 31, 2010 was 30.2% compared with 32.1% for same period last year.  The lower effective tax rate is also primarily due to the benefit related to the retroactive extension of the R&D credit recorded during the second quarter of 2011.  Excluding the impact of the R&D credit, the Company’s effective tax rate was 29.5% and 31.0% for the three and six months ended December 31, 2010, respectively, due to a greater mix of foreign income taxed at a lower rate.”

Would instead be presented as:

“The Company's effective tax rate for the three months ended December 31, 2010 was 27.9% compared with 32.1% for the same period last year.  The lower effective tax rate is primarily due to a $0.3 million benefit due to the retroactive extension of the R&D credit recorded during the second quarter of 2011.  The Company's effective tax rate for the six months ended December 31, 2010 was 30.2% compared with 32.1% for same period last year.  The lower effective tax rate is also primarily due to the benefit related to the retroactive extension of the R&D credit recorded during the second quarter of 2011.  This benefit impacted our effective rate by 160 and 80 basis points, respectively, for the three and six months ended December 31, 2010.”

Furthermore, we will enhance the penultimate paragraph of the introduction to MD&A to address Item 10(e) so that our current disclosure of:

“We monitor a number of key performance indicators including net sales, income from operations, backlog, and gross profit margin.  A discussion of these key performance indicators is included within the discussion below.”

Would instead be presented as:

“We monitor a number of key performance indicators (“KPIs”) including net sales, income from operations, backlog, effective income tax rate, and gross profit margin.  A discussion of these KPIs is included within the discussion below.  We may also supplement the discussion of these KPIs by speaking to the impact of foreign exchange rates, acquisitions, and other significant items when they have a material impact on the discussed KPI.  We believe that the discussion of these items provides enhanced information to investors by disclosing their impact on the overall trend in order to provide a clearer comparative view of the KPI where applicable.  For discussion of the impact of foreign exchange rates on KPIs, the Company calculates the impact as the difference between the current period KPI calculated at the current period exchange rate as compared to the KPI calculated at the historical exchange rate for the prior period.  For discussion of the impact of acquisitions, we isolate the impact to the KPI amount that would have existed regardless of our acquisition. Sales resulting from synergies between the acquisition and existing operations of the Company are considered organic growth for the purposes of our discussion.”

Liquidity and Capital Resources

4.

You refer to a ratio of EBIT to interest expense.  Since EBIT as defined in your credit facility excludes additional items such as restructuring charges and goodwill impairments, please revise the title to indicate that fact.  For example, consider referring to the measure as Adjusted EBIT.  Similarly revise your presentations elsewhere throughout the filing.

Response

We will revise these disclosures to use the term “Adjusted” before EBIT and EBITDA when referring to those measures when they differ from standard terminology due to exclusions permitted under our funded debt agreements.  Disclosures in future 10-Q and 10-K filings will appear as follows:

“Our funded debt agreements contain certain customary affirmative and negative covenants, as well as specific financial covenants.  The Company’s current financial covenants under the facility are as follows:

Interest Coverage Ratio - The Company is required to maintain a ratio of Earnings Before Interest and Taxes, as Adjusted (“Adjusted EBIT per the credit agreement”), to interest expense for the trailing twelve months of at least 3:1. Adjusted EBIT per the credit agreement specifically excludes extraordinary and certain other defined items such as non-cash restructuring charges and goodwill impairment. At June 30, 2011, the Company’s Interest Coverage Ratio was X.XX:1.

Leverage Ratio - The Company’s ratio of funded debt to trailing twelve month Adjusted EBITDA per the credit agreement, calculated as Adjusted EBIT per the credit agreement plus Depreciation and Amortization, may not exceed 3.5:1. At June 30, 2011, the Company’s Leverage Ratio was X.XX:1.”

Critical Accounting Policies

5.

You disclose that certain of your reporting units have been significantly impacted by the current global economic downturn.  To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total shareholder’s equity, please provide the following disclosures for each of these reporting units:

•

Identify the reporting unit;

•

The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•

The amount of goodwill;

•

A discussion of the uncertainty associated with the key assumptions;

•

A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination.  Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Response

At May 31, 2010, the date of our goodwill analysis, the estimated fair value of all of our reporting units substantially exceeded each unit’s carrying value.  The reporting unit with the carrying value closest to fair value had a 39% excess of fair value over the unit’s carrying value.

If the estimated fair value of all of our reporting units continues to substantially exceed their fair value for the year ended June 30, 2011, we will disclose this fact in our filing.  To the extent that the estimated fair value does not substantially exceed carrying value in future periods, we will provide full disclosure in accordance with Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies and the staff’s bullet points noted above.

Consolidated Financial Statements

Consolidated Statements of Operations

6.

Please revise to present goodwill impairment charges separate from intangible asset impairment charges on the fact of your statement of operations.  Please refer to ASC 350-20-45-2.

Response

We will separate the impairment charges into two financial statement line items in future filings so that the 2009 historical data will be presented as follows in our June 30, 2011 Form 10-K:

Consolidated Statements of Operations

Standex International Corporation and Subsidiaries
For the Years Ended June 30 (in thousands, except per share data)	2009
Impairment of goodwill	17,939
Impairment of intangible assets	3,400

Consolidated Statements of Equity and Comprehensive Income (Loss)

7.

It is not clear how you have met the disclosure requirements set forth in ASC 220-10-45-12 and ASC 220-10-45-17.  Please advise or revise your disclosures accordingly.

Response

We propose adding the following disclosures to our Consolidated Statement of Stockholders’ Equity and to Footnote 14 to meet the disclosure requirements set forth in ASC 220-10-45-12 and ASC 220-10-45-17.

The portion of the Consolidated Statement of Stockholders’ Equity currently appearing as:

		Accumulated
		Other	Total
	Retained	Comprehensive	Stockholders’
(in thousands)	Earnings	Income (Loss)	Equity
Comprehensive income
Net Income	28,699		28,699
Foreign currency translation adjustment		(2,360)	(2,360)
Change in unrealized pension losses, net of tax		(12,032)	(12,032)
Change in fair value of derivatives, net of tax		527	527
Total comprehensive income			14,834

Would instead be presented as:

		Accumulated
		Other	Total
	Retained	Comprehensive	Stockholders’
(in thousands)	Earnings	Income (Loss)	Equity
Comprehensive income
Net Income	28,699		28,699
Foreign currency translation adjustment		(2,360)	(2,360)
Pension and OPEB adjustments, net of tax of $7,227 (Note 14)		(12,032)	(12,032)
Change in fair value of derivatives, net of tax of ($278)		527	527
Total comprehensive income			14,834

Additionally, we will supplement the existing Note 14 of our financial statements to include reclassification adjustments, as exemplified by disclosures below for pension and other post-employment benefits:

Note 14 – OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Amounts shown in the Statements of Other Comprehensive Income are presented in detail, including reclassification adjustments, as follows (net of tax):

	2011	2010	2009
Actuarial gains (losses) and other changes in unrecognized costs, net of tax of $X,XXX in 2011, $8,075 in 2010, and $15,402 in 2009	XXXXX	$ 13,409	$24,751
Amortization of unrecognized costs, net of tax of $X,XXX in 2011, $848 in 2010, and $728 in 2009	XXXXX	(1,377)	(1,267)
Pension and OPEB Adjustments, net of tax	$XXXXX	$12,032	$23,484

To the extent applicable, similar disclosures will be provided for other components of Other Comprehensive Income that require reclassification adjustments.

Note 10 – Income Taxes

8.

You indicate that a provision has not been made for U. S. taxes on $37.4 million of undistributed earnings of international subsidiaries that could be subject to taxation if remitted to the U. S.  You indicate that your intention is to reinvest these earnings permanently or to repatriate only when it is tax effective to do so.  Please tell us how you believe your policy complies with ASC 740-30-25-17.  In particular, please describe the specific plans you had as of June 30, 2010 for reinvestment of the undistributed earnings of your international subsidiaries which demonstrated that the remittance of these earnings would be postponed indefinitely.  In the Liquidity and Capital Resources section of your Form 10-Q for the period ended December 31, 2010, you indicated that you have repatriated foreign cash since 2008.

Response

IRS Notices 2008-91 and 2010-12, which were issued by the Service during the recession to allow companies to access additional funds held outside the U.S., permit us to temporarily repatriate cash for periods of up to 60 days at a time for no more than 180 days during a year.  While we have repatriated foreign cash as disclosed in our recent 10-Q filings, we have done so temporarily in accordance with these notices.  We will add the descriptor of “temporary” or “short-term” when referring to these actions in future filings.

With regard to permanent reinvestment, our intentions at June 30, 2010 were to utilize our unremitted earnings to expand our international operations, both organically and through acquisitions.  These plans have come to fruition during the 2011 fiscal year, as we have paid approximately $23 million for acquisitions in India, South Africa, and the United Kingdom.  Our Engraving segment has also expanded by opening a third location in China.  Finally, our foreign operations have ongoing working capital needs in the range of $5-6 million.  These elements combined represent approximately 75% of our undistributed earnings at June 30, 2010.  As evidenced by the foregoing and due to the fact that our long-range plans anticipate further international acquisitions and expansion, we continue to believe that remittance of these earnings will be postponed indefinitely or not occur due to further reinvestment.  We have sufficient liquidity from other sources, including our revolving credit agreement, to fund daily working capital requirements, capital expenditures, and other cash needs in the U.S., such that the undistributed foreign earnings will not be needed to fund our domestic operations.

Your letter indicated that we should acknowledge certain facts about our disclosures.  The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have addressed the points sufficiently in detail.  If we failed to respond in a manner which was expected, please do not hesitate to contact the undersigned at 603-685-2029 or Sean Valashinas at 603-685-2039 for further clarification.  We appreciate the Staff’s review and look at this as an opportunity to continually review the current level of disclosures and enhance our public filings.

Sincerely,

STANDEX INTERNATIONAL CORPORATION

/s/  Thomas D. DeByle

Thomas D. DeByle

Vice President/CFO

TDD/dr